Exhibit 99.1

Press Release	Media contact
Leif Heussen
T +49 6172 608-4030
leif.heussen@fresenius.com

Contact for analysts
and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this press release may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME has filed a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION DESCRIBED THEREIN. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.

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May 9, 2023

Fresenius Medical Care sees improving trends in the first quarter and is progressing on its transformation

-	Both segments contributed to organic growth with improving volume trends in Care Delivery and strong critical care business in Care Enablement

-	More moderate decline in operating income due to phasing, continued improvement in organic growth in line with expectations, easing labor shortage in the U.S., and progressing FME25 transformation

-	First measures of legacy portfolio optimization delivered

-	Financial outlook for FY 2023 confirmed

Helen Giza, Chief Executive Officer of Fresenius Medical Care, said: “While the results for the first quarter slightly exceeded our albeit low expectations formulated at the beginning of the year, we still expect 2023 to be a year of level-setting for Fresenius Medical Care. However, the operational improvements already achieved, show that our newly implemented operating model and the turnaround plan provide the right framework. The first quarter confirmed the trends towards improving treatment volumes and towards a stabilizing labor environment in the U.S. Both are key for an increasing operating leverage as well as for ensuring the high-quality standard for our patients. Based on these positive developments, we confirm our financial outlook for 2023.”

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Key figures (IFRS, unaudited)

	Q1 2023 EUR m	Q1 2022 EUR m	Growth yoy		Growth yoy, cc
Revenue	4,704	4,548	+3%		+2%
Operating income excl. special items and PRF[1]	261 354	348 390	-25 -9	% %	-28 -13	% %
Net income[2] excl. special items and PRF[1]	86 154	157 197	-45 -22	% %	-47 -24	% %
Basic EPS (EUR) excl. special items and PRF[1]	0.29 0.53	0.54 0.67	-45 -22	% %	-47 -24	% %

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Operating income decline moderated by positive underlying trends

Revenue increased by 3% to EUR 4,704 million (+2% at constant currency, +2% organic).

Care Delivery revenue increased by 3% to EUR 3,756 million (+1% at constant currency, +2% organic).

In Care Delivery U.S., growth of 2% (-2% at constant currency, -1% organic) was mainly driven by a positive exchange rate effect. At constant currency, the decrease in revenue was mainly due to a decline in organic growth and the prior-year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute. Despite reimbursement rate increases in 2023, organic growth in the U.S. was negatively affected by the impact of the reconciliation of revenues recorded in 2022 for the final performance year of our ESRD Seamless Care Organizations (ESCOs). While the annualization effect of COVID-19-related excess mortality continues to weigh on growth, the improvement trend has continued with only slightly negative same market treatment growth (–0.3%).

In Care Delivery International, revenue grew dynamically at 5% (+12% at constant currency, +12% organic). At constant currency, this was mainly driven by strong organic growth, which was mostly due to the effects of hyperinflation in various markets, including Latin America, as well as contributions from acquisitions. Despite the annualization effect of COVID-19-related excess mortality, same market treatment growth was positive at 0.5%.

1 For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement and the net gain related to InterWell Health. Additionally, the FY 2022 basis for the 2023 outlook was adjusted for U.S. Provider Relief Funding. For FY 2023, special items include costs related to the FME25 program, the Humacyte investment remeasurement, the costs associated with the legal form conversion and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

2 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

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Care Enablement revenue increased by 3% to EUR 1,311 million (+3% at constant currency, +3% organic). At constant currency, growth was mainly driven by higher sales of critical care products in China and home hemodialysis products. The revenue development was additionally supported by increased average sales prices for products sold.

Within Inter-segment eliminations, revenue for products transferred between the operating segments at fair market value decreased by 1% to EUR 363 million (-2% at constant currency; Q1 2022: EUR 366 million).3

Operating income decreased by 25% to EUR 261 million (-28% at constant currency), resulting in a margin of 5.5% (Q1 2022: 7.6%). Operating income excluding special items and U.S. Provider Relief Funding (PRF)1 declined by 9% to EUR 354 million (-13% at constant currency), resulting in a margin of 7.5% (Q1 2022: 8.6%).

Operating income in Care Delivery decreased by 4% to EUR 284 million (-9% at constant currency), resulting in a margin of 7.6% (Q1 2022: 8.2%). Operating income excluding special items and PRF1 decreased by 2% to EUR 302 million (-6% at constant currency). At constant currency, excluding special items and PRF1, this was mainly due to the absence of effects that had contributed positively in the previous year, i.e. the partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute, the reconciliation of revenues recorded in 2022 for the final performance year of our ESCOs, and the suspension of sequestration in the U.S. Savings from the FME25 Program, favorable business growth and lower personnel expense had a positive impact.

Operating income in the Care Enablement segment decreased to EUR -24 million (Q1 2022: EUR 69 million), resulting in a margin of -1.9% (Q1 2022: 5.5%). Operating income excluding special items and PRF1 decreased by 29% to EUR 69 million (-32% at constant currency). At constant currency, excluding special items and PRF1 this was mainly due to inflationary cost increases for energy, material and personnel. Higher volumes in critical care, in particular in China, overall price improvements and savings from the FME25 Program contributed positively. With EUR 83 million, the costs related to the discontinuation of a development program for a dialysis cycler was the most sizable special item that has been adjusted for in the first quarter. This is part of the announced legacy portfolio optimization.

3 The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations”.

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Operating income for Corporate was positive with EUR 10 million (Q1 2022: EUR -10 million), mainly due to the remeasurement of the investment in Humacyte. Excluding special items, operating income amounted to EUR -8 million (Q1 2022: EUR -7 million).

Net income2 decreased by 45% to EUR 86 million (-47% at constant currency). Excluding special items and PRF1, net income declined by 22% to EUR 154 million (-24% at constant currency). In addition to the effects on operating income mentioned above, negative impacts resulted from higher net interest expense, which was mainly driven by refinancing activities, as well as an increase in the proportionate share of non-tax-deductible expenses compared to taxable income.

Basic earnings per share (EPS) decreased by 45% to EUR 0.29 (-47% at constant currency). EPS excluding special items and PRF1 declined by 22% to EUR 0.53 (-24% at constant currency).

Cash flow development

In the first quarter, Fresenius Medical Care generated EUR 143 million of operating cash flow (Q1 2022: EUR 159 million), resulting in a margin of 3.0% (Q1 2022: 3.5%). The reduction was mainly due to the decrease in net income.

Free cash flow4 amounted to EUR 2 million (Q1 2022: EUR -1 million) in the first quarter, resulting in a margin of 0.0% (Q1 2022: 0.0%).

Outlook

Based on the results for the first quarter, Fresenius Medical Care confirms its financial targets for 2023.

4 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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Fresenius Medical Care expects for 2023 revenue to grow at a low to mid-single digit percentage rate (2022 basis: EUR 19,398 million) and operating income to remain flat or decline by up to a high-single digit percentage rate (2022 basis: EUR 1,540 million).5

Patients, clinics and employees

As of March 31, 2023, Fresenius Medical Care treated 343,067 patients in 4,060 dialysis clinics worldwide and had 125,231 employees (headcount) globally, compared to 130,177 employees as of March 31, 2022.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the first quarter 2023 on May 9, 2023 at 3:30 p.m. CEST / 9:30 a.m. EDT. Details will be available on the Fresenius Medical Care website in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the first quarter 2023. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,060 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 343,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

5 Revenue and operating income, as referred to in the outlook, are both on a constant currency basis and excluding special items. Special items will be provided as separate KPI (“Revenue excluding special items”, “Operating income excluding special items”) to capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items. For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement., and the net gain related to InterWell Health. Additionally, FY 2022 basis for Outlook 2023 and 2025 was adjusted for Provider Relief Funding. For FY 2023, special items include costs related to the FME25 program, the Humacyte investment remeasurement, the costs associated with the legal conversion and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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FRESENIUS MEDICAL CARE

in € million, unaudited

	Three months ended March 31,	
	2023	**2022**
Operating performance excl. special items		
These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items.		
Revenue	**4,704**	**4,548**
Operating income	**261**	**348**
Special items:		
FME25 Program	26	33
Legal Form Conversion Costs	2	—
Legacy Portfolio Optimization [1]	84	—
Humacyte Investment Remeasurement	(19)	3
Ukraine War [2]	—	22
Provider Relief Funding (PRF)	—	(16)
Sum of special items and PRF	93	42
Operating income excl. special items and PRF	354	390
Net income[3]	**86**	**157**
Special items:		
FME25 Program	20	24
Legal Form Conversion Costs	1	—
Legacy Portfolio Optimization [1]	61	—
Humacyte Investment Remeasurement	(14)	3
Ukraine War [2]	—	19
Provider Relief Funding	—	(6)
Sum of special items and PRF	68	40
Net income[3] excl. special items and PRF	154	197

[1] Costs mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in Q1 2023.

[3] Attributable to shareholders of FMC AG & Co. KGaA

unaudited20232022Operating performance excl. special itemsThese items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.Revenue4,7044,548Operating income261348Special items:FME25 Program2633Legal Form Conversion Costs2—Legacy Portfolio Optimization 184—Humacyte Investment Remeasurement(19)3Ukraine War 2—22Provider Relief Funding (PRF)—(16)Sum of special items and PRF9342Operating income excl. special items and PRF354390Net income3 86157Special items:FME25 Program2024Legal Form Conversion Costs1—Legacy Portfolio Optimization 161—Humacyte Investment Remeasurement(14)3Ukraine War 2—19Provider Relief Funding—(6)Sum of special items and PRF6840Net income3 excl. special items and PRF1541973 Attributable to shareholders of FMC AG & Co. KGaAReconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlookThree months ended March 31, 2 Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.1 Costs mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation

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